TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports fourth quarter and 2018 financial results

Saskatoon, Saskatchewan, Canada, February 8, 2019 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the fourth quarter and year ended December 31, 2018 in accordance with International Financial Reporting Standards (IFRS).

“As we expected, we had a strong finish to 2018,” said Tim Gitzel, Cameco’s president and CEO. “There were some significant developments in 2018 that contributed to the strong finish, and that have strengthened our foundation, setting the course for our future success.

“In 2018, the temporary suspension of production at McArthur River/Key Lake, and the subsequent extension for an indeterminate duration, allowed us to preserve the value of our tier-one assets, drawdown our excess inventory under the protection of our contract portfolio, and build a significant cash balance, positioning the company to self-manage risk. And, of course one of those risks has been substantially diminished with the unequivocal win in our CRA tax case for the tax years 2003, 2005, and 2006.

“In addition, we saw a significant improvement in the spot market driven by substantial production cuts, cuts to some secondary supplies, a reduction in producer inventories, and an increase in demand for uranium in the spot market from producers and financial players. However, the term market remains tentative driven largely by market access and trade policy issues.

“Our outlook for 2019 is also as we expected, and reflects the deliberate decisions we have made. Our decisions come with some near-term costs, but they are the right decisions to make in order to build long-term value. Although we currently expect our gross margin could be weaker, our balance sheet will remain strong. We will continue to maintain a significant cash balance, and generate cash from operations, allowing us to self-manage risk. And there is significant potential upside to our outlook. Remember, there are a number of moving pieces both internally and externally that could have a significant impact on the market and on our results for the year.

“These items include the result of the investigation under Section 232 of the Trade Expansion Act in the US, a potential cost award from the Tax Court based on the unequivocal win in our tax case, and a potential award for damages in our TEPCO dispute.

“We are a commercially motivated supplier, with a diversified portfolio of assets, including a tier-one production portfolio that is among the best in the world. We will continue to be disciplined and make the decisions necessary to keep the company strong and viable for the long term.”

Summary of 2018 results and developments:

•

2018 performance in line with outlook provided; net earnings of $166 million; adjusted net earnings of $211 million: As expected, production was lower than 2017 due to the suspension of production at McArthur River/Key Lake and the change in reporting for Inkai. In 2018, we undertook a number of deliberate and disciplined actions, which resulted in lower direct administration and exploration costs, lower capital expenditures and $1.1 billion in cash on our balance sheet largely as a result of our inventory drawdown.

•

McArthur River/Key Lake suspended for indeterminate duration: On July 25, 2018, we, along with our partner Orano, announced the extended shutdown of McArthur River/Key Lake for an indeterminate duration removing 18 million pounds (100% basis) annually from the market. The action resulted in the permanent layoff of approximately 520 site employees. A reduced workforce of approximately 200 employees remain at the sites to keep the facilities in a state of safe care and maintenance. We incurred approximately $29 million in severance costs as a result of the permanent layoffs. Our share of the cash and non-cash costs to maintain both operations during the suspension is expected to range between $7 million and $9 million per month. In addition, to further decrease costs, the workforce at our corporate office was reduced by approximately 150 positions, resulting in severance costs of approximately $14 million.

•

Unequivocal win in Canada Revenue Agency (CRA) case, awaiting cost award: On September 26, 2018, the Tax Court of Canada ruled unequivocally in our favour in our case for the 2003, 2005 and 2006 tax years. On October 25, 2018, CRA filed an appeal with the Federal Court of Appeal seeking to overturn the decision. We believe there is nothing in the decision that would warrant a materially different outcome on appeal, or for subsequent tax years. In accordance with the ruling, we have made an application to the Tax Court to recover costs in the amount of $38 million, which were incurred over the course of this case. In its response to the Tax Court regarding our cost submission, CRA is claiming $9.6 million would be an appropriate award in this case. The actual cost award will be at the discretion of the Tax Court. For more information, see Transfer Pricing Dispute in our annual and fourth quarter MD&A.

•

TEPCO dispute: In accordance with the provisions in the supply agreement, an arbitration hearing to resolve the dispute took place during January of 2019. There are a number of post hearing steps and we expect they will be completed by mid-May, 2019. The timing of the final decision will be dependent on how long the arbitrators deliberate following receipt of post-hearing submissions. The arbitration proceedings are subject to a confidentiality order which limits the information we are able to disclose. For more information, see TEPCO contract dispute in our annual and fourth quarter MD&A.

	THREE MONTHS ENDED		YEAR ENDED
HIGHLIGHTS	DECEMBER 31		DECEMBER 31
($ MILLIONS EXCEPT WHERE INDICATED)	2018	2017	2018	2017
Revenue	831	809	2,092	2,157
Gross profit	207	237	296	436
Net earnings (loss) attributable to equity holders	160	(62)	166	(205)
$ per common share (diluted)	0.40	(0.16)	0.42	(0.52)
Adjusted net earnings (non-IFRS, see page 3)	202	181	211	59
$ per common share (adjusted and diluted)	0.51	0.46	0.53	0.15
Cash provided by operations (after working capital changes)	57	320	668	596

The 2018 annual financial statements have been audited; however, the 2017 fourth quarter and 2018 fourth quarter financial information presented is unaudited. You can find a copy of our 2018 annual MD&A and our 2018 audited financial statements on our website at cameco.com.

	CHANGES IN EARNINGS
	($ MILLIONS)	IFRS	ADJUSTED
	Net earnings (losses) - 2017	(205)	59

	Change in gross profit by segment
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Higher sales volume	18	18
	Higher realized prices ($US)	40	40
	Foreign exchange impact on realized prices	1	1
	Higher costs	(186)	(186)

	change – uranium	(127)	(127)

Fuel services	Higher sales volume	1	1
	Lower realized prices ($Cdn)	(5)	(5)
	Higher costs	(1)	(1)

	change – fuel services	(5)	(5)

	Other changes
	Lower administration expenditures	21	21
	Lower impairment charges	358	—
	Lower exploration expenditures	10	10
	Change in reclamation provisions	(60)	—
	Lower loss on disposal of assets	5	5
	Change in gains or losses on derivatives	(137)	36
	Change in foreign exchange gains or losses	49	49
	Change in earnings from equity-accounted investments	32	32
	Gain on sale of interest in Wheeler River Joint Venture in 2018	17	17
	Gain on restructuring of JV Inkai in 2018	49	—
	Gain on customer contract restructuring in 2018	6	6
	Sale of exploration properties in 2018	7	7
	Reversal of tax provision related to CRA dispute	61	61
	Change in income tax recovery or expense	62	17
	Other	23	23

	Net earnings - 2018	166	211

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and is adjusted for impairment charges, reclamation provisions for our Rabbit Lake and US operations, which have been impaired, the gain on restructuring of JV Inkai, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the three months and years ended December 31, 2018 and 2017.

	THREE MONTHS ENDED		YEAR ENDED
	DECEMBER 31		DECEMBER 31
($ MILLIONS)	2018	2017	2018	2017
Net earnings (loss) attributable to equity holders	160	(62)	166	(205)

Adjustments
Adjustments on derivatives	47	(2)	65	(108)
Impairment charges	—	247	—	358
Reclamation provision adjustments	10	15	60	—
Gain on restructuring of JV Inkai	—	—	(49)	—
Income taxes on adjustments	(15)	(17)	(31)	14

Adjusted net earnings	202	181	211	59

Selected segmented highlights

					THREE MONTHS ENDED			YEAR ENDED
					DECEMBER 31			DECEMBER 31
HIGHLIGHTS					2018	2017	CHANGE	2018	2017	CHANGE
Uranium	Production volume (million lbs)				2.4	6.9	(65)%	9.2	23.8	(61)%
	Sales volume (million lbs)				12.6	12.6	—	35.1	33.6	4%
	Average realized price		($US/lb	)	40.50	39.44	3%	37.01	36.13	2%
			($Cdn/lb	)	53.11	50.04	6%	47.96	46.80	2%
	Revenue ($ millions)				670	631	6%	1,684	1,574	7%
	Gross profit ($ millions)				179	216	(17)%	268	395	(32)%
Fuel services	Production volume (million kgU)				3.5	2.5	40%	10.5	7.9	33%
	Sales volume (million kgU)				5.1	4.6	11%	11.7	11.5	2%
	Average realized price	($	Cdn/kgU	)	23.56	23.13	2%	26.78	27.20	(2)%
	Revenue ($ millions)				120	107	12%	314	313	—
	Gross profit ($ millions)				25	22	14%	59	64	(8)%

Management’s discussion and analysis and financial statements

The 2018 annual MD&A and consolidated financial statements provide a detailed explanation of our operating results for the three and twelve months ended December 31, 2018, as compared to the same periods last year, and our outlook for 2018. This news release should be read in conjunction with these documents, as well as our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our 2019 outlook information (including our expectations regarding future upside potential, gross margins, balance sheet position, cash generation and cash balances), statements about our ability to manage risk, the factors potentially affecting the uranium market and our future results, our long term prospects, our expected costs to maintain McArthur River and Key Lake operations during suspension, our views regarding the Tax Court of Canada decision and its implications, the remaining steps in the TEPCO arbitration and the timing for their completion and the expected dates for announcement of our 2019 quarterly results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; unexpected changes in our production, purchases, sales, costs, and government regulations or policies; trade restrictions, including the outcome of the investigation initiated by the US Department of Commerce under Section 232 of the Trade Expansion Act; taxes and currency exchange rates; our expectations related to monthly care and maintenance costs at the McArthur River mine and Key Lake mill prove to be inaccurate; the risk of litigation or arbitration claims against us that have an adverse outcome; the risk that we are unsuccessful on an appeal of the Tax Court of Canada decision for the 2003, 2005 and 2006 tax years, or are unsuccessful in the outcome for disputes for other tax years; the risk that our contract counterparties may not satisfy their commitments; the risk that our strategies may change, be unsuccessful or have unanticipated consequences; the risk that our expectations for developments in 2019 prove incorrect; the risk our estimates and forecasts prove to be incorrect; and the risk that we may be delayed in announcing our 2019 quarterly results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting and prices; our production, purchases, sales and costs; taxes and currency exchange rates; the market conditions and other factors upon which we have based our future plans and outlook; the success of our plans and strategies; monthly care and maintenance costs at the McArthur River mine and Key Lake mill; the basis upon which the appeal of the Tax Court of Canada decision for the 2003, 2005 and 2006 tax years, and the outcome of disputes for other years, will be determined; the absence of new and adverse government regulations, policies or decisions; the successful outcome of any litigation or arbitration claims against us; the timing and outcome of the post hearing steps in the TEPCO arbitration; and our ability to announce our 2019 quarterly results when expected.

Please also review the discussion in our 2018 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our fourth quarter conference call on Monday, February 11, 2019 at 11:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, March 11, 2019, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 2896)

2019 quarterly report release dates

We plan to announce our 2019 quarterly results as follows:

•	first quarter consolidated financial and operating results: before markets open on May 1, 2019

•	second quarter consolidated financial and operating results: before markets open on July 25, 2019

•	third quarter consolidated financial and operating results: before markets open on November 1, 2019

The 2020 date for the announcement of our fourth quarter and 2019 consolidated financial and operating results will be provided in our 2019 third quarter MD&A. Announcement dates are subject to change.

Profile

Cameco is one of the world’s largest providers of uranium fuel. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries: Rachelle Girard (306) 956-6403

Media inquiries: Carey Hyndman (306) 956-6317